EDGEN MURRAY CORPORATION

18444 Highland Road

Baton Rouge, Louisiana

Telephone: (225) 756-9868

May 19, 2010

VIA OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 3561

Edgen Murray Corporation

Registration Statement on Form S-4

(File No. 333-165928)

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, File No. 333-165928 (the “Registration Statement”), of Edgen Murray Corporation, a Nevada corporation (the “Company”), and Edgen Murray II, L.P., a Delaware limited partnership (the “Guarantor”). Upon the effectiveness of the Registration Statement, the Company and the Guarantor propose to offer to exchange an aggregate principal amount of up to $465,000,000 of the Company’s 12.25% Senior Secured Notes due 2015 (the “Exchange Notes”) and the guarantees thereof by the Guarantor, for a like aggregate principal amount of the Company’s outstanding 12.25% Senior Secured Notes due 2015 and the guarantees thereof by the Guarantor, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

The Company is registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”). Please be advised that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of

1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Very truly yours,

EDGEN MURRAY CORPORATION

By:	/s/ Daniel J. O’Leary
Daniel J. O’Leary Chairman and Chief Executive Officer